# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elmet Group Co., CIK 0002101698
CUSIP: 289395105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 Portland Fish Pier, Suite 214, Portland, Maine (ME), 04101
Date of event which requires filing of this statement: 04/22/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001888951

## Reporting persons
- Peter V. Anania: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,406,403; shared voting power 5,396,719; sole dispositive power 5,406,403; shared dispositive power 5,396,719; aggregate amount beneficially owned 5,406,403 (18.03% of the class); the aggregate amount excludes certain shares
  Comment: Of the 10,803,122 shares of common stock reported as beneficially owned with sole voting and dispositive power, 2,964,469 shares are beneficially owned directly by Mr. Anania, 813,978 shares are held by The Anania Trust I, 1,627,956 shares are held by The Anania Trust II, and 5,396,719 shares are held by Anania & Associates Investment Company, LLC. Mr. Anania is the trust protector of The Anania Trust I and The Anania Trust II, with sole voting and dispositive power over the shares of common stock held by each trust. Mr. Anania is one of four managers of Anania & Associates Investment Company, LLC, a majority of which are required to approve any action with respect to the shares of common stock owned by that entity. As a result, under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity's securities. Mr. Anania expressly disclaims any beneficial interest to the shares of common stock held by Anania & Associates Investment Company, LLC, except to the extent of any pecuniary interest he may have therein, directory or indirectly.
  
  Note to Row 11: Based on an aggregate of 29,979,863 shares of common stock outstanding as of April 23, 2026 according to the records of the Issuer.
- The Anania Trust II: type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); sole voting power 1,627,956; shared voting power 0; sole dispositive power 1,627,956; shared dispositive power 0; aggregate amount beneficially owned 1,627,956 (5.43% of the class)
  Comment: The Anania Trust II is a trust organized in the state of New Hampshire. Mr. Anania is the trust protector of The Anania Trust II, with sole voting and dispositive power over the shares of common stock held by the trust.
  
  Note to Row 11: Based on an aggregate of 29,979,863 shares of common stock outstanding as of April 23, 2026 according to the records of the Issuer.
- Anania & Associates Investment Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Maine (ME); sole voting power 0; shared voting power 5,396,719; sole dispositive power 5,396,719; shared dispositive power 0; aggregate amount beneficially owned 5,396,719 (18% of the class)
  Comment: Anania & Associates Investment Company, LLC, is a limited liability company organized in the state of Maine. Mr. Anania, Jim Detert, Jeffrey Tounge and Walter Wunderlich are the managers of Anania & Associates Investment Company, LLC, a majority of which are required to approve any action with respect to the shares of common stock owned by that entity. As a result, under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity's securities. Each of the managers expressly disclaims any beneficial interest to the shares of common stock held by Anania & Associates Investment Company, LLC, except to the extent of any pecuniary interest each of them may have therein, directory or indirectly.
  
  Note to Row 11: Based on an aggregate of 29,979,863 shares of common stock outstanding as of April 23, 2026 according to the records of the Issuer.

## Item 1. Issuer
Name of issuer: Elmet Group Co.
Address of issuer's principal executive offices: 2 Portland Fish Pier, Suite 214, Portland, Maine 04101

## Item 2. Person Filing
Name of person filing:
Peter V. Anania
The Anania Trust II
Anania & Associates Investment Company, LLC
Address of principal business office or, if none, residence:
Peter V. Anania and Anania & Associates Investment Company LLC:
2 Portland Fish Pier, Suite 214, Portland, Maine 04101

The Anania Trust II:
82 North Maine Street, Conford, New Hampshire 03301
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to items 5-11 of the cover pages of this Schedule 13G including the comments thereto are incorporated herein by references.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Peter V. Anania: /s/ Peter V. Anania, Peter V. Anania (06/03/2026)
- The Anania Trust II: /s/ Peter V. Anania, Peter V. Anania, Trust Protector (06/03/2026)
- Anania & Associates Investment Company, LLC: /s/ Peter V. Anania, Peter V. Anania, President (06/03/2026)